UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2015

Commission File Number 001-35298

OCEAN RIG UDW INC.

10 Skopa Street, Tribune House

2nd Floor, Office 202, CY 1075

Nicosia, Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Ocean Rig UDW Inc. (the “Company”), dated August 6, 2015: Ocean Rig UDW Inc. Reports Financial and Operating Results for the Second Quarter 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEAN RIG UDW INC.

Dated: August 7, 2015	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 99.1

OCEAN RIG UDW INC. REPORTS FINANCIAL AND OPERATING RESULTS FOR THE SECOND QUARTER 2015

August 6, 2015, Nicosia, Cyprus. Ocean Rig UDW Inc. (NASDAQ:ORIG), or Ocean Rig or the Company, an international contractor of offshore deepwater drilling services today announced its unaudited financial and operating results for the second quarter ended June 30, 2015.

Second Quarter 2015 Financial Highlights

➢

For the second quarter of 2015, the Company reported a net income of $74.9 million, or $0.54 basic and diluted earnings per share.

➢

The Company reported Adjusted EBITDA(1) of $262.2 million for the second quarter of 2015, as compared to $231.8 million for the second quarter of 2014.

Recent Highlights

-

On July 30, 2015, the Company reached an agreement with DryShips to exchange the remaining outstanding balance of $80.0 million owed to the Company under the $120.0 million Exchangeable Promissory Note, for 17,777,778 shares of the Company owned by DryShips.

-

On July 30, 2015, the Company’s Board of Directors decided to suspend its quarterly dividend until market conditions improve.

George Economou, Chairman and Chief Executive Officer of the Company, commented:

“We are pleased to report another solid quarter with high fleet utilization of approximately 98% and further reductions in operating and corporate expenses. Our performance is a testament to the superior operating results associated with modern assets and the collective efforts of our team.

“In July, we came to an agreement to exchange the remaining $80 million owed to us by DryShips for approximately 17.8 million of our shares owned by DryShips. Once consummated, this transaction settles for good the intercompany loan to our parent DryShips and is immediately accretive to our shareholders.

“We still believe in the long-term market recovery and in the solid fundamentals of our industry but currently the market remains challenging and we are in the midst of a significant downturn in offshore drilling. The recent volatility in the price of oil and increased availability of drilling units, do not allow for a short-term market improvement. As such, our Board has decided to suspend our quarterly dividend until market conditions improve.

“Our $4.3 billion of contracted backlog (best in class 93% and 69% of our calendar days under contract in 2015 and 2016 respectively) and approximately $821 million of free cash enables us to not only weather this storm but also to pursue distressed asset opportunities as they arise.”

____________________________

(1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

Financial Review: 2015 Second Quarter

The Company recorded net income of $74.9 million, or $0.54 basic and diluted earnings per share, for the three-month period ended June 30, 2015, as compared to a net income of $69.6 million, or $0.53 basic and diluted earnings per share, for the three-month period ended June 30, 2014. Adjusted EBITDA(1) was $262.2 million for the second quarter of 2015, as compared to $231.8 million for the same period in 2014.

Revenues from drilling contracts decreased by $8.2 million to $433.2 million for the three-month period ended June 30, 2015, as compared to $441.4 million for the same period in 2014.

Drilling rigs and drillships’ operating expenses decreased to $142.8 million and total depreciation and amortization increased to $88.8 million for the three-month period ended June 30, 2015, from $183.1 million and $81.4 million, respectively, for the three-month period ended June 30, 2014. Total general and administrative expenses decreased to $25.4 million in the second quarter of 2015 from $28.0 million during the same period in 2014.

Interest and finance costs, net of interest income, amounted to $73.5 million for the three-month period ended June 30, 2015, compared to $57.7 million for the three-month period ended June 30, 2014.

 ________________________

 (1) Adjusted EBITDA is a non-GAAP measure; please see later in this press release for reconciliation to net income

Fleet List

The table below describes our fleet profile as of August 3, 2015:

Total backlog as of August 3, 2015 amounted to $4.3 billion.

Unit Leiv Eiriksson	Year built/ or Scheduled Delivery 2001	Redelivery Q1 – 16	Operating Area Norwegian Continental Shelf
Eirik Raude	2002	Q4 – 15	Falkland Islands
Ocean Rig Corcovado	2011	Q2 – 18	Brazil
Ocean Rig Olympia	2011	Q2 – 16(1)	Angola
Ocean Rig Poseidon	2011	Q2 – 17	Angola
Ocean Rig Mykonos	2011	Q1 – 18	Brazil
Ocean Rig Mylos	2013	Q3 – 16	Brazil
Ocean Rig Skyros	2013	Q3 – 21	Angola
Ocean Rig Athena	2014	Q2 – 17	Angola
Ocean Rig Apollo	2015	Q2 – 18	West Africa
Newbuildings
Ocean Rig Santorini	Q2 2016	N/A	N/A
Ocean Rig Crete	Q1 2018	N/A	N/A
Ocean Rig Amorgos	Q1 2019	N/A	N/A

(1) Total E&P Angola has redelivered the Ocean Rig Olympia on completion of its well on March 9, 2015 and ahead of the contractual redelivery date of August 2015. We are presently in discussions with Total EP Angola and intend to legally defend our rights should we fail to reach an amicable solution.

Ocean Rig UDW Inc.

Financial Statements

Unaudited Interim Condensed Consolidated Statements of Operations

(Expressed in Thousands of U.S. Dollars except for share and per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015

REVENUES:
Revenues from drilling contracts	$441,433	$433,216	$802,197	$835,299

EXPENSES:
Drilling rigs and drillships operating expenses	183,089	142,784	334,604	295,711
Depreciation and amortization	81,395	88,790	158,091	177,150
General and administrative expenses	27,980	25,410	63,405	53,411
Legal settlements and other, net	(17)	(2,630)	1,588	(2,630)

Operating income	148,986	178,862	244,509	311,657

OTHER INCOME/(EXPENSES):
Interest and finance costs, net of interest income	(57,661)	(73,470)	(143,756)	(135,160)
Loss on interest rate swaps	(7,972)	(1,870)	(10,167)	(10,061)
Other, net	1,379	(5,443)	1,397	(7,626)
Income taxes	(15,142)	(23,207)	(23,933)	(42,797)
Total other expenses, net	(79,396)	(103,990)	(176,459)	(195,644)

Net income attributable to Ocean Rig UDW Inc.	$69,590	$74,872	$68,050	$116,013

Net income attributable to Ocean Rig UDW Inc. common stockholders	$69,396	$74,525	$67,856	$115,536

Earnings per common share, basic and diluted	$0.53	$0.54	$0.51	$0.86
Weighted average number of shares, basic and diluted	131,830,175	137,830,742	131,837,490	134,927,763

Ocean Rig UDW Inc.

Unaudited Condensed Consolidated Balance Sheets

(Expressed in Thousands of U.S. Dollars)	December 31, 2014	June 30, 2015

ASSETS
Cash, cash equivalents and restricted cash (current and non-current)	$531,497	$833,554
Other current assets	446,695	576,109
Advances for drillships under construction and related costs	622,507	363,506
Drilling rigs, drillships, machinery and equipment, net	6,207,633	6,853,508
Other non-current assets	233,289	62,837
Total assets	8,041,621	8,689,514

LIABILITIES AND STOCKHOLDERS’ EQUITY

Total debt	4,372,450	4,811,651
Total other liabilities	502,895	488,939
Total stockholders’ equity	3,166,276	3,388,924
Total liabilities and stockholders’ equity	$8,041,621	$8,689,514

Adjusted EBITDA Reconciliation

Adjusted EBITDA represents earnings before interest, taxes, depreciation and amortization, class survey costs and gains or losses on interest rate swaps. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which the Company measures its operations. Adjusted EBITDA is also used by our lenders as a measure of our compliance with certain covenants contained in our loan agreements and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness.

The following table reconciles net income to Adjusted-EBITDA:

(Dollars in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2014	2015	2014	2015
Net income	$69,590	$74,872	$68,050	$116,013

Add: Net interest expense	57,661	73,470	143,756	135,160
Add: Depreciation and amortization	81,395	88,790	158,091	177,150
Add: Income taxes	15,142	23,207	23,933	42,797
Add: Loss on interest rate swaps	7,972	1,870	10,167	10,061
Adjusted EBITDA	$231,760	$262,209	$403,997	$481,181

Drill Rigs Holdings Inc - Supplemental Information

Leiv Eiriksson

The Leiv Eiriksson is currently drilling offshore Norway under our three-year contract with Rig Management Norway. During the second quarter of 2015, the unit achieved utilization of 100%.

Eirik Raude

The Eirik Raude is currently drilling offshore Falkland Islands under our six well contract with Premier Oil and Noble Energy. During the second quarter of 2015, the unit achieved utilization of 90%.

Summary Financials of Drill Rig Holdings Inc.:

	Year ended December 31, 2014	Six months ended June 30, 2015
(Dollars in thousands)
Total assets…………………………………	$ 1,254,454	$1,231,306
Total debt, net of financing fees………..	(788,224)	(790,179)
Shareholders equity………………………	(384,938)	(374,406)
Total cash and cash equivalents……….…	$ 23,635	$45,926

	Six months ended June 30, 2014	Six months ended June 30, 2015
(Dollars in thousands)
Total revenue………………………………	$ 212,720	$193,295
EBITDA..……………………….…………	$ 118,574	$116,577

EBITDA reconciliation of Drill Rig Holdings Inc.:

(Dollars in thousands)	Six months ended June 30,
	2014	2015
Net Income	$59,635	$40,710
Add: Net interest expense	18,089	27,871
Add: Depreciation and amortization	39,797	41,739
Add: Income taxes	1,053	6,257
EBITDA	$118,574	$116,577

Conference Call and Webcast: August 7, 2015

As announced, the Company’s management team will host a conference call, on Friday, August 7, 2015 at 8:00 a.m. Eastern Daylight Time to discuss the Company's financial results.

Conference Call Details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or +(44) (0) 1452 542 301 (from outside the US). Please quote "Ocean Rig."

A replay of the conference call will be available until August 14, 2015. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 55592075#.

A replay of the conference call will also be available on the Company’s website at www.ocean- rig.com under the Investor Relations section.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the Ocean Rig UDW Inc. website www.ocean-rig.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Ocean Rig UDW Inc.

Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry. The company owns and operates 13 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 11 ultra deepwater drillships, 1 of which is scheduled to be delivered to the Company during 2016, 1 of which is scheduled to be delivered during 2018 and 1 of which is scheduled to be delivered during 2019.

Ocean Rig’s common stock is listed on the NASDAQ Global Select Market where it trades under the symbol “ORIG”

Visit the Company’s website at www.ocean-rig.com

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig’s expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “should,” “seek,” and similar expressions. Forward-looking statements reflect Ocean Rig’s current views and assumptions with respect to future events and are subject to risks and uncertainties.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in Ocean Rig’s records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig’s control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward- looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.

Important factors that, in Ocean Rig’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our ability to procure or have access to financing and our ability comply with our loan covenants; (ix) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future (x) our ability to successfully employ our drilling units; (xi) our capital expenditures, including the timing and cost of completion of capital projects; (xii) our revenues and expenses; (xiii) complications associated with repairing and replacing equipment in remote locations; and (xiv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.

Risks and uncertainties are further described in reports filed by Ocean Rig UDW Inc. with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media:

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: oceanrig@capitallink.com